DREYFUS BASIC U.S. GOVERNMENT MONEY MARKET FUND
STATEMENT OF INVESTMENTS

November 30, 2005 (Unaudited)

	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
U.S. Government Agencies--94.2%			
Federal Farm Credit Bank, Floating Rate Notes:			
2/14/2006	4.04	25,000,000 [a]	24,998,477
6/1/2006	4.04	50,000,000 [a]	50,000,000
9/7/2006	4.02	38,420,000 [a]	38,417,722
1/22/2007	4.02	25,000,000 [a]	24,995,838
Federal Home Loan Banks, Discount Notes:			
12/1/2005	3.88	31,400,000	31,400,000
12/14/2005	3.95	59,287,000	59,202,648
12/21/2005	4.03	125,000,000	124,720,833
2/24/2006	4.25	67,370,000	66,700,324
Federal National Mortgage Association, Discount Notes			
2/8/2006	3.74	43,034,000	42,730,467
Total U.S. Government Agencies			
(cost $463,166,309)			**463,166,309**
Repurchase Agreements--5.9%			
ABN Amro Bank NV,			
dated 11/30/2005, due 12/1/2005 in the amount			
of $29,003,206 (fully collateralized by			
$29,733,000 U.S. Treasury Bills,			
due 1/19/2006, value $29,580,470)			
(cost $29,000,000)	3.98	29,000,000	**29,000,000**
Total Investments (cost $492,166,309)		**100.1%**	**492,166,309**
Liabilities, Less Cash and Receivables		**(.1%)**	**(655,524)**
Net Assets		**100.0%**	**491,510,785**

[a] Variable interest rate - subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by
reference to the annual and semi-annual reports previously filed with the
Securities and Exchange Commission on Form N-CSR.